

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

Nadeem Velani
Executive Vice President and Chief Financial Officer
Canadian Pacific Railway Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta, Canada
 T2C 4X9

      Re: Canadian Pacific Railway Limited
          Forms 10-K for Fiscal Year Ended December 31, 2017
          Filed February 16, 2018
          File No. 001-01342

Dear Mr. Velani:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Division of Corporation Finance
                                  Office of Transportation and Leisure